Exhibit 3

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:

That, as at 31 July 2026, being the last day of trading for that month, the Company’s issued share capital consisted of 2,162,701,773 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 31 July 2026, the Company held 132,654,339 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Nancy Jiang

Senior Assistant Company Secretary

British American Tobacco p.l.c.

03 August 2026